AMENDED ARTICLES OF INCORPORATION   FILED # *C 7726-99*

OF

XDOGS.com, Inc.

AUG 1 7 2000

IN THE OFFICE OF

Dean Heller

DEAN HELLER SECRETARY OF STATE

Pursuant to the provisions of Section 78.320 of the Nevada Revised Statutes, the undersigned Corporation hereby adopts the following Amended Articles of Incorporation as of this date:

FIRST.   The name of the Corporation is XDOGS.com, Inc.

SECOND.   The Articles of Incorporation were filed with the Secretary of State on or about the 22nd day of March, 1999.

THIRD.   The name and address of the original incorporator is as follows:

> David J. Wagner
> Penthouse Suite
> 8400 East Prentice Ave.
> Englewood, Colorado 80111

FOURTH.   A majority of the Shareholders of the Corporation, by written consent dated August 4, 2000, adopted a resolution to amend the original Articles as follows:

Article FIRST is hereby amended to read as follows:

FIRST.   The name of the Corporation is XDOGS, Inc.

Kent Rodriguez is the President of the Corporation, and Aaron Kyllander is the Acting Secretary of the Corporation; and that they have been authorized to execute the foregoing certificate by resolution of the Shareholders, adopted by written resolution dated August 4, 2000, and that the foregoing certificate sets forth the text of the Articles of Incorporation as amended to the date of this certificate.

Date August 16, 2000

XDOGS.com, Inc.

By

President

and

Acting Secretary

STATE OF Minnesota)
)   SS:
COUNTY OF Hennepin)

On this 16th day of August, 2000, before me, a Notary Public, personally appeared Kent Rodriguez, the President of XDOGS.com, Inc., who acknowledged that he had executed the above instrument.

Sandra Lee Olberding
NOTARY PUBLIC

SANDRA LEE OLBERDING
NOTARY PUBLIC-MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005

My Commission Expires: 1-31-2005

STATE OF _____)
)   SS:
COUNTY OF _____)

On this 16th day of August, 2000, before me, a Notary Public, personally appeared Aaron Kyllander, the Acting Secretary of XDOGS.com, Inc., who acknowledged that he had executed the above instrument.

NOTARY PUBLIC

My Commission Expires:

2

Date August 16, 2000

XDOGS.com, Inc.

By

President

and

Acting Secretary

STATE OF _____   )
)   SS:
COUNTY OF _____   )

On this 16th day of August, 2000, before me, a Notary Public, personally appeared Kent Rodriguez, the President of XDOGS.com, Inc., who acknowledged that he had executed the above instrument.

NOTARY PUBLIC

My Commission Expires: 4/30/2002

STATE OF MONTANA   )
)   SS:
COUNTY OF Yellowstone   )

On this 16th day of August, 2000, before me, a Notary Public, personally appeared Aaron Kyllander, the Acting Secretary of XDOGS.com, Inc., who acknowledged that he had executed the above instrument.

NOTARY PUBLIC

My Commission Expires:

4/30/2002

2